Exhibit 12.1(a)

Horace Mann Educators Corporation

Statement Regarding Computation of Ratios

Computation of Ratio of Earnings to Fixed Charges

For the Nine Months Ended September 30, 2011 and 2010 and

the Years Ended December 31, 2010, 2009, 2008, 2007 and 2006

(Dollars in millions)

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Fixed charges:
Interest expense	$10.4	$10.4	$14.0	$14.0	$14.5	$14.1	$13.1
Interest credited to policyholders on interest-sensitive contracts	115.0	108.9	146.7	139.4	131.8	127.2	122.5

Total fixed charges	$125.4	$119.3	$160.7	$153.4	$146.3	$141.3	$135.6

Earnings:
Income before income taxes	$52.2	$90.9	$111.3	$103.5	$0.2	$117.1	$140.3
Add: Interest expense	10.4	10.4	14.0	14.0	14.5	14.1	13.1

Subtotal – earnings before interest expense	62.6	101.3	125.3	117.5	14.7	131.2	153.4
Add: Interest credited to policyholder on interest-sensitive contracts	115.0	108.9	146.7	139.4	131.8	127.2	122.5

Earnings before fixed charges	$177.6	$210.2	$272.0	$256.9	$146.5	$258.4	$275.9

Ratio of earnings to fixed charges	1.4x	1.8x	1.7x	1.7x	1.0x	1.8x	2.0x

Supplemental information (A):
Ratio of earnings before interest expense to interest expense	6.0x	9.7x	9.0x	8.4x	1.0x	9.3x	11.7x

(A)	Fixed charges and earnings in this calculation do not include interest credited to policyholders on interest-sensitive contracts. This adjusted coverage ratio is not required, but is provided as supplemental information because it is commonly used by individuals who analyze the Company’s results.